

September 12, 2016

Alex G. Stallings
Chief Financial Officer
Blueknight Energy Partners, L.P.
201 NW 10th, Suite 200
Oklahoma City, Oklahoma 73103

      Re: Blueknight Energy Partners, L.P.
             Preliminary Information Statement on Schedule 14C
             Filed July 28, 2016
             Form 10-K
             Filed March 9, 2016
             File No. 001-33503

Dear Mr. Stallings:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                  Sincerely,

                  /s/H. Roger Schwall

                  H. Roger Schwall
                  Assistant Director
                  Office of Natural Resources